Exhibit 1

1 November 2006

CEMEX BID IS HOSTILE, HIGHLY CONDITIONAL AND
MATERIALLY UNDERVALUES RINKER
Rinker directors urge you to do nothing at this stage

Dear Shareholder,

I am writing to you concerning the bid for your company, Rinker Group Limited (“Rinker”), by a subsidiary of the Mexican cement maker, Cemex S.A.B. de C.V. (“Cemex”).

On Friday 27 October 2006, Cemex announced that it intends to make a cash takeover offer for Rinker at US$13.00 per share. The bid is denominated in US dollars, but Australian shareholders would be paid in Australian dollars. At US$13.00 a share, this was equivalent to A$17.00 per share on the day the offer was announced (based on the Reserve Bank Mid-Point rate of A$1.00 to US$0.7645).

As of today, that US$13.00 a share offer is equivalent to only A$16.80 (based on today’s Reserve Bank Mid-Point rate of US$0.7739). This compares with Rinker’s closing share price today of A$18.67.

The proposed offer from Cemex was unsolicited by Rinker. The preliminary view of the Rinker board of directors is that the offer materially undervalues the company, is opportunistic and highly conditional. At least one of the conditions of the bid cannot be satisfied before 7 December 2006 and other conditions may take longer.

I would like to remind shareholders that Rinker’s performance has made it one of the best performing construction materials companies in the world. Over the past five years, earnings per share have grown an average of 40 per cent p.a. compound, while revenue has grown 19 per cent p.a. compound and earnings before interest and tax have grown 33 per cent p.a. compound.

It is expected that in coming weeks you will receive a document from Cemex called a Bidder’s Statement. Approximately two weeks later you will receive a document from Rinker, called a Target’s Statement, which will contain a formal recommendation from Rinker’s board in relation to the offer.

You will receive the Target’s Statement in ample time for you to make an informed decision about the offer.

At this time, we urge you to take no action in regard to Cemex’s offer, or any document received from Cemex, until you receive the Rinker directors’ formal recommendation.

We will keep shareholders fully informed of further developments. If you have any questions, please call our toll-free shareholder enquiry line on 1800 285 948 (or +61 3 9415 4394 for international callers).(1)

Thank you for being a shareholder in Rinker.

Yours sincerely

/s/ John Morschel
John Morschel
Chairman	[PLEASE SEE OVER FOR IMPORTANT LEGAL INFORMATION]

(1) In accordance with the Corporations Act, calls to the Shareholder Information Line will be recorded.

IMPORTANT LEGAL INFORMATION

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This letter contains a number of forward-looking statements based on management’s current expectations or beliefs. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. In light of the many risks and uncertainties surrounding the proposed offer by Cemex, Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication. You are cautioned not to place undue reliance on any forward-looking information. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

Rinker Group Limited      ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au